UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 CONTENTS

Notice, Proxy Statement and Proxy Card for Annual General Meeting of Shareholders

Pagaya Technologies Ltd. (the “Company” or “Pagaya”) hereby publishes notice of an Annual General Meeting of Shareholders (the “Annual Meeting”), which is scheduled to be held virtually and at Pagaya’s offices at Azrieli Sarona Building – 54th floor, 121 Derech Menachem Begin, Tel Aviv 6701203, Israel on Wednesday, September 13, 2023, at 4:00 p.m. Israel time / 9:00 a.m. Eastern Standard Time. Shareholders of record at the close of business on July 26, 2023 are entitled to vote at the Annual Meeting. Pagaya hereby furnishes the following documents:

i.
Notice and Proxy Statement with respect to the Annual Meeting, describing the proposals to be voted upon at the Annual Meeting, the procedure for voting in person or by proxy at the Annual Meeting and various other details related to the Annual Meeting; and

ii.	A Proxy Card whereby holders of Company’s shares may vote at the Annual Meeting without attending in person.

The information in this Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930) and Registration Statement on Form F-3 (File No. 333-271343), to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit	Description

99.1	Notice and Proxy Statement for the Annual General Meeting of Shareholders of the Company to be held on September 13, 2023.
99.2	Proxy Card for the Annual General Meeting of Shareholders of the Company to be held on September 13, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: August 8, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer